UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: July 15, 2011

For immediate release

July 15, 2011

Company name:
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586

Opening of Outdoor Power Equipment R&D Center

Makita Corporation (Head Office in Anjo City, Aichi) will open the OPE R&D Center in the Nisshin Office at Nisshin City in Aichi prefecture for reinforcing the development organization for outdoor power equipment.

1. Reasons for opening OPE R&D Center

Makita Group has a goal of consolidating a strong position in the global power tool industry (electric power tools including rechargeable tools, pneumatic tools, and outdoor power equipment including engine-powered tools) as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. In the field of outdoor power equipment (including agricultural and forestry equipment; abbreviation: OPE), improvement of development organization is a top priority issue from the viewpoint of environmental protection, and with regard to engine-powered products, technical improvement is required especially for reducing exhaust gas, noises and fuel consumption.

By opening the OPE R&D Center with facilities for practical tests in the premises of Nisshin Office in Nisshin City, Aichi prefecture, as well as increasing technical staff for developing engines, Makita will reinforce the development system for the products with a small-sized 4-stroke engine and the products with a small-sized 2-stroke engine to comply with the restrictions on exhaust gases, and expand the line-up of engine-loaded outdoor power equipment in addition to electric power tools (including rechargeable tools).

Currently Makita Group has four OPE development bases, the Head Office (Anjo City, Aichi), Tokyo Technical Center (Tachikawa City, Tokyo), Makita Numazu Corporation (Makita subsidiary in Numazu City, Shizuoka), and Dolmar GmbH (Makita subsidiary in Hamburg, Germany). However, the OPE development section in the Head Office (about 70 staff members engaging in designing, testing and evaluation) will be shifted to the new OPE R&D Center to coordinate with other development bases as core of the OPE development in Makita Group. The development staff members in the OPE R&D Center will be increased to 150 - 200 in three years.

2. Outline of OPE R&D Center

1.	Name of facility	Nisshin OPE R&D Center
2.	Location	349 Minamiyama, Komenoki-cho,
Nisshin City, Aichi prefecture
3.	Total floor space	Approximately 9,900 m2
4.	Buildings	Development building; reinforced concrete; 4 stories
Laboratory building; reinforced concrete; 3 stories
5.	Other	Practical testing field (adjacent to the laboratory building); approximately 3,600 m2
6.	Total investment	Approximately 1.5 billion yen
7.	Start of construction	March 2011
8.	Completion of construction and start of operation
October 2011 (schedule)